Exhibit 99.1

XPENG Reports Third Quarter 2023 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB36.48 billion (US$5.00 billion) as of September 30, 2023

•	Quarterly total revenues were RMB8.53 billion, a 68.5% increase quarter-over-quarter

•	Quarterly gross margin was negative 2.7%, an increase of 1.2 percentage points quarter-over-quarter

GUANGZHOU, China — (GLOBE NEWSWIRE) — November 15, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended September 30, 2023.

Operational and Financial Highlights for the Three Months Ended September 30, 2023

	2023Q3	2023Q2	2023Q1	2022Q4	2022Q3	2022Q2
Total deliveries	40,008	23,205	18,230	22,204	29,570	34,422

•	Total deliveries of vehicles were 40,008 for the third quarter of 2023, representing an increase of 72.4% from 23,205 for the second quarter of 2023.

•	XPENG’s physical sales network had a total of 395 stores as of September 30, 2023.

•	XPENG self-operated charging station network reached 1,057 stations, including 854 XPENG self-operated supercharging stations and 203 destination charging stations as of September 30, 2023.

•

Total revenues were RMB8.53 billion (US$1.17 billion) for the third quarter of 2023, representing an increase of 25.0% from the same period of 2022, and an increase of 68.5% from the second quarter of 2023.

•

Revenues from vehicle sales were RMB7.84 billion (US$1.08 billion) for the third quarter of 2023, representing an increase of 25.7% from the same period of 2022, and an increase of 77.3% from the second quarter of 2023.

•	Gross margin was negative 2.7% for the third quarter of 2023, compared with 13.5% for the same period of 2022 and negative 3.9% for the second quarter of 2023.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was negative 6.1% for the third quarter of 2023, compared with 11.6% for the same period of 2022 and negative 8.6% for the second quarter of 2023.

•

Fair value loss on derivative liability was RMB0.97 billion (US$0.13 billion) for the third quarter of 2023. This non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group (“Volkswagen”).

•

Net loss was RMB3.89 billion (US$0.53 billion) for the third quarter of 2023, compared with RMB2.38 billion for the same period of 2022 and RMB2.80 billion for the second quarter of 2023. Excluding share-based compensation expenses and fair value loss on derivative liability, non-GAAP net loss was RMB2.79 billion (US$0.38 billion) for the third quarter of 2023, compared with RMB2.22 billion for the same period of 2022 and RMB2.67 billion for the second quarter of 2023.

•

Net loss attributable to ordinary shareholders of XPENG was RMB3.89 billion (US$0.53 billion) for the third quarter of 2023, compared with RMB2.38 billion for the same period of 2022 and RMB2.80 billion for the second quarter of 2023. Excluding share-based compensation expenses and fair value loss on derivative liability, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.79 billion (US$0.38 billion) for the third quarter of 2023, compared with RMB2.22 billion for the same period of 2022 and RMB2.67 billion for the second quarter of 2023.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB4.49 (US$0.62) and basic and diluted net loss per ordinary share were both RMB2.25 (US$0.31) for the third quarter of 2023. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB3.23 (US$0.44) and non-GAAP basic and diluted net loss per ordinary share were both RMB1.61 (US$0.22) for the third quarter of 2023.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB36.48 billion (US$5.00 billion) as of September 30, 2023, compared with RMB33.74 billion as of June 30, 2023. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	September 30,	June 30,	September 30,
	2023	2023	2022	YoY	QoQ
Vehicle sales	7.84	4.42	6.24	25.7%	77.3%
Vehicle margin	— 6.1%	— 8.6%	11.6%	— 17.7pts	2.5pts
Total revenues	8.53	5.06	6.82	25.0%	68.5%
Gross (loss) profit	(0.23)	(0.20)	0.92	— 124.7%	15.5%
Gross margin	— 2.7%	— 3.9%	13.5%	— 16.2pts	1.2pts
Net loss	3.89	2.80	2.38	63.6%	38.6%
Non-GAAP net loss	2.79	2.67	2.22	25.5%	4.5%
Net loss attributable to ordinary shareholders	3.89	2.80	2.38	63.6%	38.6%
Non-GAAP net loss attributable to ordinary shareholders	2.79	2.67	2.22	25.5%	4.5%
Comprehensive loss attributable to ordinary shareholders	4.01	1.93	0.69	481.1%	107.9%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In 2023, XPENG was the first mover in reaching the inflection point for both the development and mass adoption of ADAS technologies. I believe that over the next five years, ADAS technologies will experience increasing and massive acceptance by consumers. As we lead the nationwide rollout of XNGP, XPENG will become the go-to smart EV brand for customers,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “In the third quarter of 2023, our business stepped into the initial phase of a virtuous cycle. I am confident that the transformational adjustments we began to implement early this year will yield more positive results in 2024 and beyond, accelerating our virtuous cycle and rapid growth by the fourth quarter of 2024.”

“XPENG vehicle deliveries have grown for nine consecutive months and our free cash flow has substantially improved,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “Our new products and technology-driven cost controls are expected to result in notable improvements to our gross margin. Leveraging these strengths, we expect even stronger free cash flow in the fourth quarter, marking the starting point of our journey towards long-term scalable profitability.”

Recent Developments

Deliveries in October 2023

•	Total deliveries were 20,002 vehicles in October 2023.

•	As of October 31, 2023, year-to-date total deliveries were 101,445 vehicles.

XPENG 2023 Tech Day

On October 24, 2023, XPENG hosted its fifth annual 1024 Tech Day in Guangzhou. The Company unveiled its cutting-edge technology roadmap for autonomous driving and mobility ecosystem, including its Smart EVs and robotics.

ESG Performance

On October 11, 2023, XPENG announced that Morgan Stanley Capital International (“MSCI”) has upgraded its MSCI ESG Rating for the Company from “AA” to “AAA”, which is MSCI’s highest rating and is given to companies that are leading their industries in managing ESG risks and opportunities.

Launch of XPENG G9 2024 Edition

On September 19, 2023, XPENG introduced XPENG G9 2024 Edition and commenced deliveries during the same month.

Unaudited Financial Results for the Three Months Ended September 30, 2023

Total revenues were RMB8.53 billion (US$1.17 billion) for the third quarter of 2023, representing an increase of 25.0% from RMB6.82 billion for the same period of 2022 and an increase of 68.5% from RMB5.06 billion for the second quarter of 2023.

Revenues from vehicle sales were RMB7.84 billion (US$1.08 billion) for the third quarter of 2023, representing an increase of 25.7% from the same period of 2022, and an increase of 77.3% from the second quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the accelerating sales growth of the G6 in the third quarter of 2023.

Revenues from services and others were RMB0.69 billion (US$0.09 billion) for the third quarter of 2023, representing an increase of 17.7% from RMB0.58 billion for the same period of 2022 and an increase of 7.4% from RMB0.64 billion for the second quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the increases of maintenance, supercharging and auto financing services sales, which were in line with higher accumulated vehicle sales.

Cost of sales was RMB8.76 billion (US$1.20 billion) for the third quarter of 2023, representing an increase of 48.4% from RMB5.90 billion for the same period of 2022 and an increase of 66.5% from RMB5.26 billion for the second quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above. In addition, the year-over-year increase was attributable to inventory write-downs amounting to RMB0.23 billion related to the model G3i as management lowered its forecasted sales due to stronger-than-expected market demands for newly launched vehicle models.

Gross margin was negative 2.7% for the third quarter of 2023, compared with 13.5% for the same period of 2022 and negative 3.9% for the second quarter of 2023.

Vehicle margin was negative 6.1% for the third quarter of 2023, compared with 11.6% for the same period of 2022 and negative 8.6% for the second quarter of 2023. The year-over-year decrease was explained by (i) the inventory write-downs related to the G3i, with a negative impact of 2.9 percentage points on vehicle margin for the third quarter of 2023, and (ii) increased sales promotions, and the expiry of new energy vehicle subsidies. The quarter-over-quarter increase was primarily attributable to the improvement in product mix of models and the cost reduction.

Research and development expenses were RMB1.31 billion (US$0.18 billion) for the third quarter of 2023, representing a decrease of 12.9% from RMB1.50 billion for the same period of 2022 and a decrease of 4.5% from RMB1.37 billion for the second quarter of 2023. The year-over-year and quarter-over-quarter decreases were mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB1.69 billion (US$0.23 billion) for the third quarter of 2023, representing an increase of 4.0% from RMB1.63 billion for the same period of 2022 and an increase of 9.6% from RMB1.54 billion for the second quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher commission paid to the franchised stores.

Loss from operations was RMB3.16 billion (US$0.43 billion) for the third quarter of 2023, compared with RMB2.18 billion for the same period of 2022 and RMB3.09 billion for the second quarter of 2023.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB3.04 billion (US$0.42 billion) for the third quarter of 2023, compared with RMB2.02 billion for the same period of 2022 and RMB2.96 billion for the second quarter of 2023.

Net loss was RMB3.89 billion (US$0.53 billion) for the third quarter of 2023, compared with RMB2.38 billion for the same period of 2022 and RMB2.80 billion for the second quarter of 2023.

Fair value loss on derivative liability was RMB0.97 billion (US$0.13 billion) for the third quarter of 2023. This non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value loss on derivative liability, was RMB2.79 billion (US$0.38 billion) for the third quarter of 2023, compared with RMB2.22 billion for the same period of 2022 and RMB2.67 billion for the second quarter of 2023.

Net loss attributable to ordinary shareholders of XPENG was RMB3.89 billion (US$0.53 billion) for the third quarter of 2023, compared with RMB2.38 billion for the same period of 2022 and RMB2.80 billion for the second quarter of 2023.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value loss on derivative liability, was RMB2.79 billion (US$0.38 billion) for the third quarter of 2023, compared with RMB2.22 billion for the same period of 2022 and RMB2.67 billion for the second quarter of 2023.

Basic and diluted net loss per ADS were both RMB4.49 (US$0.62) for the third quarter of 2023, compared with RMB2.77 for the third quarter of 2022 and RMB3.25 for the second quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB3.23 (US$0.44) for the third quarter of 2023, compared with RMB2.59 for the third quarter of 2022 and RMB3.10 for the second quarter of 2023.

Balance Sheets

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB36.48 billion (US$5.00 billion), compared with RMB38.25 billion as of December 31, 2022 and RMB33.74 billion as of June 30, 2023.

Business Outlook

For the fourth quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 59,500 and 63,500, representing a year-over-year increase of approximately 168.0% to 186.0%.

•	Total revenues to be between RMB12.7 billion and RMB13.6 billion, representing a year-over-year increase of approximately 147.1% to 164.6%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 15, 2023 (9:00 PM Beijing/Hong Kong Time on November 15, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:                XPENG Third Quarter 2023 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10034271-dqxo0v.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 22, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10034271

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss on derivative liability, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	14,607,774	12,197,669	1,671,830
Restricted cash	106,272	1,139,599	156,195
Short-term deposits	14,921,688	12,152,077	1,665,581
Restricted short-term deposits	—	1,010,000	138,432
Short-term investments	1,262,129	181,007	24,809
Long-term deposits, current portion	427,466	4,487,216	615,024
Accounts and notes receivable, net	3,872,846	3,244,400	444,682
Installment payment receivables, net, current portion	1,294,665	1,697,592	232,674
Inventory	4,521,373	5,287,550	724,719
Amounts due from related parties	47,124	27,867	3,819
Prepayments and other current assets	2,466,084	2,232,540	305,996

Total current assets	43,527,421	43,657,517	5,983,761

Non-current assets
Long-term deposits	6,926,450	4,563,512	625,481
Restricted long-term deposits	—	750,000	102,796
Property, plant and equipment, net	10,606,745	10,911,466	1,495,541
Right-of-use assets, net	1,954,618	1,560,903	213,940
Intangible assets, net	1,042,972	1,040,171	142,567
Land use rights, net	2,747,854	2,802,005	384,047
Installment payment receivables, net	2,188,643	2,616,312	358,595
Long-term investments	2,295,032	2,492,948	341,687
Other non-current assets	201,271	147,690	20,243

Total non-current assets	27,963,585	26,885,007	3,684,897

Total assets	71,491,006	70,542,524	9,668,658

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	2,419,210	4,226,815	579,333
Accounts and notes payable	14,222,856	16,566,450	2,270,621
Amount due to related parties	91,111	52,094	7,140
Operating lease liabilities, current portion	490,811	400,032	54,829
Finance lease liabilities, current portion	128,279	74,890	10,265
Deferred revenue, current portion	389,243	536,649	73,554
Long-term borrowings, current portion	761,859	776,793	106,468
Accruals and other liabilities	5,583,829	6,671,159	914,358
Income taxes payable	27,655	13,339	1,828
Derivative liability	—	972,753	133,327

Total current liabilities	24,114,853	30,290,974	4,151,723

Non-current liabilities
Long-term borrowings	4,613,057	6,421,177	880,096
Operating lease liabilities	1,854,576	1,554,029	212,997
Finance lease liabilities	797,743	780,584	106,988
Deferred revenue	694,006	678,972	93,061
Other non-current liabilities	2,506,106	2,022,850	277,255

Total non-current liabilities	10,465,488	11,457,612	1,570,397

Total liabilities	34,580,341	41,748,586	5,722,120

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	92	92	13
Class B Ordinary shares	21	21	3
Additional paid-in capital	60,691,019	61,074,518	8,370,959
Statutory and other reserves	6,425	25,127	3,444
Accumulated deficit	(25,330,916)	(34,359,076)	(4,709,303)
Accumulated other comprehensive income	1,544,024	2,053,256	281,422

Total shareholders’ equity	36,910,665	28,793,938	3,946,538

Total liabilities and shareholders’ equity	71,491,006	70,542,524	9,668,658

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2023	2023	2023
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	6,241,143	4,424,537	7,844,239	1,075,142
Services and others	582,344	638,159	685,282	93,926

Total revenues	6,823,487	5,062,696	8,529,521	1,169,068

Cost of sales
Vehicle sales	(5,514,695)	(4,804,535)	(8,319,890)	(1,140,336)
Services and others	(385,554)	(455,552)	(437,589)	(59,977)

Total cost of sales	(5,900,249)	(5,260,087)	(8,757,479)	(1,200,313)

Gross profit (loss)	923,238	(197,391)	(227,958)	(31,245)

Operating expenses
Research and development expenses	(1,498,550)	(1,367,107)	(1,305,868)	(178,984)
Selling, general and administrative expenses	(1,626,343)	(1,543,625)	(1,692,194)	(231,934)

Total operating expenses	(3,124,893)	(2,910,732)	(2,998,062)	(410,918)

Other income, net	24,824	17,940	65,192	8,935

Loss from operations	(2,176,831)	(3,090,183)	(3,160,828)	(433,228)

Interest income	289,954	303,637	314,004	43,038
Interest expense	(38,968)	(67,007)	(65,767)	(9,014)
Fair value loss on derivative assets or derivative liabilities	(8,003)	—	(971,832)	(133,201)
Fair value gain (loss) on long-term investments	129,240	(38,704)	(8,782)	(1,204)
Exchange (loss) gain from foreign currency transactions	(550,775)	42,663	5,972	819
Other non-operating (loss) income, net	(2,600)	4,286	4,282	587

Loss before income tax expenses and share of results of equity method investees	(2,357,983)	(2,845,308)	(3,882,951)	(532,203)

Income tax expenses	(21,017)	(8,217)	(682)	(93)
Share of results of equity method investees	2,852	48,873	(2,917)	(400)

Net loss	(2,376,148)	(2,804,652)	(3,886,550)	(532,696)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,376,148)	(2,804,652)	(3,886,550)	(532,696)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2023	2023	2023
	RMB	RMB	RMB	US$

Net loss	(2,376,148)	(2,804,652)	(3,886,550)	(532,696)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	1,686,156	876,266	(123,081)	(16,870)

Total comprehensive loss attributable to XPeng Inc.	(689,992)	(1,928,386)	(4,009,631)	(549,566)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(689,992)	(1,928,386)	(4,009,631)	(549,566)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,718,162,864	1,723,369,664	1,729,980,347	1,729,980,347
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.38)	(1.63)	(2.25)	(0.31)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	859,081,432	861,684,832	864,990,174	864,990,174
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.77)	(3.25)	(4.49)	(0.62)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2023	2023	2023
	RMB	RMB	RMB	US$

Loss from operations	(2,176,831)	(3,090,183)	(3,160,828)	(433,228)
Share-based compensation expenses	152,695	134,570	124,291	17,035

Non-GAAP loss from operations	(2,024,136)	(2,955,613)	(3,036,537)	(416,193)

Net loss	(2,376,148)	(2,804,652)	(3,886,550)	(532,696)
Fair value loss on derivative liability	—	—	971,832	133,201
Share-based compensation expenses	152,695	134,570	124,291	17,035

Non-GAAP net loss	(2,223,453)	(2,670,082)	(2,790,427)	(382,460)

Net loss attributable to ordinary shareholders	(2,376,148)	(2,804,652)	(3,886,550)	(532,696)
Fair value loss on derivative liability	—	—	971,832	133,201
Share-based compensation expenses	152,695	134,570	124,291	17,035

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,223,453)	(2,670,082)	(2,790,427)	(382,460)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,718,162,864	1,723,369,664	1,729,980,347	1,729,980,347
Non-GAAP net loss per ordinary share
Basic and diluted	(1.29)	(1.55)	(1.61)	(0.22)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	859,081,432	861,684,832	864,990,174	864,990,174
Non-GAAP net loss per ADS
Basic and diluted	(2.59)	(3.10)	(3.23)	(0.44)